ENDRA Life Sciences Inc.
3600 Green Court, Suite 350
Ann Arbor, MI 48105

September 11, 2019

Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Attention: Tim Buchmiller

Re:
ENDRA Life Sciences Inc.
Registration Statement on Form S-3
File No. 333-233466

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant ENDRA Life Sciences Inc. hereby respectfully requests that the above-referenced Registration Statement on Form S-3 be declared effective at 4:00 p.m., Eastern Time, on Friday, September 13, 2019, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Mark Busch of K&L Gates LLP ((704) 331-7440; mark.busch@klgates.com). In addition, please notify Mr. Busch when this request for acceleration has been granted.

Sincerely,

/s/ David Wells

David Wells

Chief Financial Officer